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	September 9, 2005	NEW YORK
PARIS
ROME
SAN FRANCISCO
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TOKYO
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WASHINGTON, D.C.
VIA EDGAR AND FEDERAL EXPRESS
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop: 0409
Attention: Ms. Elaine Wolff / Mr. Geoffrey Ossias
WebMD Health Corp.
Registration Statement on Form S-1 (File No. 333-124832)
     We refer to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in letters to WebMD Health Corp. (the “Company”), dated June 13, 2005, August 3, 2005 and September 6, 2005, respectively, with respect to the Registration Statement on Form S-1, File No. 333-124832 (the “Registration Statement”), and amendments thereto, filed by the Company with the Commission under the Securities Act of 1933, as amended (the “Securities Act”), to register shares of its Class A common stock, par value $0.01 per share (the “Class A Common Stock”).
     On behalf of the Company, and as discussed with the Staff in a telephone conversation on September 8, 2005, we are submitting this supplemental response to provide the Staff with additional analysis as to why the reclassification of the current capital stock of the Company into Class A Common Stock, to be sold to the public in its proposed initial public offering, and Class B common stock, par value $0.01 per share (the “Class B Common Stock”), to be held by WebMD Corporation, the parent company (the “Parent”), as the sole stockholder of the Company, are not offerings of securities that should be integrated for purposes of the Securities Act.
Overview
     As noted in the Company’s prior response letters to the Staff, dated July 15, 2005, August 19, 2005 and September 8, 2005, the Company is a wholly owned subsidiary of the Parent. The Company was created to be a holding company for its Parent’s WebMD Health business segment, which was one of four business segments of the Parent. On September 6, 2005, the Parent completed a transfer to the Company of the assets and liabilities that comprised its WebMD Health segment, by way of a capital contribution. A copy of the Contribution, Assignment and Assumption Agreement between the Company and the Parent, dated as of
Shearman & Sterling LLP is a limited liability partnership organized in the United States under
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September 6, 2005 (the “Contribution Agreement”), was included as Exhibit 10.5 to Amendment No. 3 to the Registration Statement, filed with the Commission on September 8, 2005. A copy of the Contribution Agreement was also faxed to the Staff’s attention on September 6, 2005.
     All of the issued and outstanding shares of the Company are currently held by the Parent. The Class B Common Stock, to be held by the Parent after the proposed initial public offering, will be created pursuant to an Amendment and Restatement of its Certificate of Incorporation approved by our parent as the sole stockholder of the Company prior to the completion of the offering. As we noted before, because the Parent will not provide any consideration to the Company in connection with this conversion and will own 100% of the capital stock of the Company both before and after the conversion, the Company believes that the creation of the terms of the Company’s Class B Common Stock should not constitute a “sale” or “offer to sell” the Company’s Class B Common Stock for value under the Securities Act. Accordingly, since the creation of the Company’s Class B Common Stock should not constitute an offering of securities, it should not be integrated with the initial public offering by the Company of its Class A Common Stock.
Analysis
     However, even if one were to take the view that the creation of the Class B Common Stock as described above constituted a “sale” of securities for purposes of the Securities Act, the Company respectfully submits that such sale should not be integrated with the initial public offering by the Company of its Class A Common Stock in reliance on the position of the Commission with respect to the integration of private and public offerings expressed in its no-action letters to Black Box Incorporated, dated June 26, 1990 (“Black Box”), and to Squadron, Ellenoff, Pleasant & Lehrer, dated February 28, 1992 (“Squadron Ellenoff”).
     In Black Box, the Staff stated that, for policy reasons, it was of the view that the offering and sale by an issuer of convertible debentures to a limited number of purchasers in a transaction subsequent to the filing of a registration statement covering the issuer’s proposed public common stock offering need not be integrated with the registered public offering, noting that the offering of the convertible debentures would be a valid private placement if viewed separately.
     The Company respectfully submits that, based on the analysis under Black Box and Squadron Ellenoff, the creation of the Class B Common Stock should not be integrated with its pending public offering of Class A Common Stock because the Class B Common Stock for the following reasons:
•	Black Box refers to a “limited number of purchasers” and cites a number of 35 purchasers. The Class B Common Stock will be “sold” only to one purchaser—i.e., the Parent.

•	The Parent is a sophisticated investor. It is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act and an

“accredited investor” within the meaning of Rule 501(a)(3) under Regulation D promulgated under the Securities Act. It currently has a market capitalization of approximately $3.4 billion. It is fully capable of fending for itself and does not need the protections afforded by registration under the Securities Act. No purpose is served by integrating the “sale” of the Class B Common Stock with the proposed initial public offering of the Class A Common Stock.

•	The Parent is entirely capable of evaluating the merits and risks of its investment in the Class B Common Stock. It is the parent company and sole stockholder of the Company. The Company was created by the Parent to be a holding company for its portal and publishing businesses, all of which are owned by the Parent. The Parent has access to all information (financial or otherwise) that is relevant to the understanding of the Company, its business and the securities being offered.

•	The Parent also is fully aware that the Class B Common Stock are restricted securities that cannot be resold unless they are registered under the Securities Act or unless an exemption from registration is available. Further, in connection with the “sale” of the Class B Common Stock, neither the Company nor any person acting on its behalf has undertaken any form of general solicitation or general advertising in respect of the Class B Common Stock.

•	The Company also respectfully submits that the concept of integration of offerings was developed, among other reasons, to prevent circumvention of the registration requirements through the separation of a single non-exempt offering into one or more offerings that are exempt from registration under the Securities Act of 1933. As noted by the Commission in its Release No. 33-7606 (November 3, 1998)—The Regulation of Securities Offerings—the integration doctrine is “... what prevents an issuer from evading registration by artificially splitting what is in reality a single offering to make it appear that an exemption applies when no exemption for that offering was ever intended.” The creation of the Class B Common Stock is not designed to circumvent the registration requirements of the Securities Act.
* * * * * * *

     Thank you for your prompt attention to the Company’s responses to the Staff’s comments. If the Staff has any further questions or comments concerning these responses, or if you require additional information, please feel free to contact me at (212) 848-7325.

Very truly yours,
/s/ Stephen T. Giove
Stephen T. Giove

cc:
Anthony Vuolo,
     Executive Vice President and Chief Financial Officer of WebMD Health Corp.
Douglas W. Wamsley,
     Executive Vice President, General Counsel and Secretary of WebMD Health Corp.
Charles A. Mele,
     Executive Vice President, General Counsel and Secretary of WebMD Corporation